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Follow-Up Materials

03007132

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TNR Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FILE NO. 82- 4434 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/5/03

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

AR/S
12-31-01

03 MAR -5 AM 7:21

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Schedule A

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR RESOURCES LTD.	01	12	31	02	05	06

ISSUER ADDRESS
620 – 650 WEST GEORGIA STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-687-7551

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GARY SCHELLENBERG	DIRECTOR	604-687-7551

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
gschel@netrover.com	www.tnrvse.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GARY SCHELLENBERG"	GARY SCHELLENBERG	02	05	15
"MICHAEL ARMSTRONG"	MICHAEL ARMSTRONG	02	05	15

TNR RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

AUDITORS' REPORT

To the Shareholders of
TNR Resources Ltd.

We have audited the consolidated balance sheets of TNR Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are fee of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada | Chartered Accountants

May 6, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders, dated May 6, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada | Chartered Accountants

May 6, 2002

TNR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2001	2000
ASSETS		
Current		
Cash	$ 31,576	$ 418,074
Receivables	6,493	3,798
	38,069	421,872
Capital assets (Note 3)	4,360	5,905
Mineral properties (Note 4)	595,728	588,276
Deferred exploration costs (Note 5)	1,932,907	1,167,678
	$ 2,571,064	$ 2,183,731
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 27,805	$ 201,550
Current portion of long-term debt	30,000	-
	57,805	201,550
Long-term debt (Note 6)	90,000	-
	147,805	201,550
Stockholders' equity		
Capital stock (Note 7)		
Authorized		
90,000,000 common shares without par value		
10,000,000 class "A" shares without par value		
Issued		
17,697,181 common shares (2000 – 16,852,895)	9,161,850	8,534,350
Deficit	(6,738,591)	(6,552,169)
	2,423,259	1,982,181
	$ 2,571,064	$ 2,183,731

Nature and continuance of operations (Note 1)
Subsequent events (Note 13)
On behalf of the Board:

"Gary Schellenberg" Director "Michael Armstrong" Director

The accompanying notes are an integral part of these consolidated financialstatements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31

	2001	2000	1999
EXPENSES			
Administration fees	$ 12,000	$ 12,000	$ 12,000
Amortization	1,545	1,793	1,339
Filing fees	10,105	13,020	8,810
Interest on long-term debt	6,808	-	-
Loan bonuses	-	-	52,000
Management fees	30,000	30,000	30,000
Office and miscellaneous	20,622	17,461	23,727
Professional fees	30,256	48,478	44,663
Property investigation	3,284	-	-
Rent	27,500	28,000	18,000
Salaries, benefits and consulting	23,751	23,768	37,377
Shareholder communications	25,547	31,900	28,391
Telecommunications	3,825	3,442	2,993
Transfer agent fees	4,819	5,902	5,799
Travel and promotion	6,840	22,746	6,018
	(206,902)	(238,510)	(271,117)
Interest income	20,480	6,280	2,503
Loss on marketable securities	-	(3,550)	(33,509)
Write-off of capital assets	-	-	(10,226)
Write-off of mineral properties (Note 9)	-	(525,697)	-
Write-off of deferred exploration costs (Note 9)	-	(1,464,502)	-
Loss for the year	$ (186,422)	$ (2,225,979)	$ (312,349)
Basic and diluted loss per common share	$ (0.01)	$ (0.16)	$ (0.03)
Weighted average number of shares outstanding	17,275,038	13,587,174	9,802,896

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares		Class "A" Shares			
	Number of Shares	Amount	Number of Shares	Amount	Deficit	Total
Balance, December 31, 1998	8,434,734	$ 6,597,280	1,974,907	$ -	$ (4,013,841)	$ 2,583,439
For cash – private placement	1,000,000	227,855	-	-	-	227,855
For cash – exercise of options	432,000	82,835	-	-	-	82,835
Subscriptions received in advance	-	120,000	-	-	-	120,000
For settlement of debt	251,933	42,829	-	-	-	42,829
For loan bonuses	34,286	12,000	-	-	-	12,000
For mineral property payments	158,500	23,775	-	-	-	23,775
For finder's fee	10,000	1,500	-	-	-	1,500
Loss for the year	-	-	-	-	(312,349)	(312,349)
Balance, December 31, 1999	10,321,453	7,108,074	1,974,907	-	(4,326,190)	2,781,884
Subscription received in prior year	-	(120,000)	-	-	-	(120,000)
For cash – private placements	5,022,942	1,279,501	-	-	-	1,279,501
For cash - exercise of options	396,000	63,650	-	-	-	63,650
For cash - exercise of warrants	1,112,500	203,125	-	-	-	203,125
Loss for the year	-	-	-	-	(2,225,979)	(2,225,979)
Balance, December 31, 2000	16,852,895	8,534,350	1,974,907	-	(6,552,169)	1,982,181
For cash – exercise of options	50,000	7,500	-	-	-	7,500
For cash – exercise of warrants	714,286	500,000	-	-	-	500,000
For settlement of debt	80,000	20,000	-	-	-	20,000
Subscriptions received in advance	-	100,000	-	-	-	100,000
Loss for the year	-	-	-	-	(186,422)	(186,422)
Balance, December 31, 2001	17,697,181	$ 9,161,850	1,974,907	$ -	$ (6,738,591)	$ 2,423,259

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ (186,422)	$ (2,225,979)	$ (312,349)
Items not affecting cash:			
Amortization	1,545	1,793	1,339
Loan bonuses	-	-	12,000
Loss on marketable securities	-	3,550	33,509
Write-off of capital assets	-	-	10,226
Write-off of mineral properties	-	525,697	-
Write-off of deferred exploration costs	-	1,464,502	-
Accrued interest on long-term debt	6,808	-	-
Changes in non-cash working capital items:			
(Increase) decrease in receivables	(2,695)	4,268	31,106
(Increase) decrease in prepaid expenses	-	1,500	(1,500)
Increase (decrease) in accounts payable and accrued liabilities	(40,553)	101,800	44,241
Net cash used in operating activities	(221,317)	(122,869)	(181,428)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds on sale of marketable securities	-	17,750	13,735
Capital assets	-	(1,553)	(3,676)
Mineral properties	(7,452)	(237,500)	(103,850)
Proceeds from mineral property options	-	93,605	50,282
Deferred exploration costs	(793,229)	(791,575)	(394,251)
Recovery of deferred exploration costs	28,000	23,897	99,169
Net cash used in investing activities	(772,681)	(895,376)	(338,591)
CASH FLOWS FROM FINANCING ACTIVITIES			
Loan proceeds (repayment)	-	-	(36,188)
Capital stock issued	507,500	1,546,276	310,690
Subscriptions received	100,000	(120,000)	120,000
Net cash provided by financing activities	607,500	1,426,276	394,502
Change in cash during the year	(386,498)	408,031	(125,517)
Cash position, beginning of year	418,074	10,043	135,560
Cash position, end of year	$ 31,576	$ 418,074	$ 10,043

Supplemental disclosures with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is considered to be in the exploration stage with respect to its interests in mineral properties.

The recoverability of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	2001	2000
Deficit	$ (6,738,591)	$ (6,552,169)
Working capital (deficiency)	(19,736)	220,322

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of asets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Compania Minera Solitario de Argentina, S.A., a company incorporated in Argentina. All significant intercompany balances and transactions have been eliminated.

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and long term debt. Unless otherwise noted, it is management's opinion that the Company is notexposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets

Capital assets are recorded at cost and are amortized over their estimated useful life on the declining balance method at rates of 20% and 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the estimated reserves of the related property following commencement of production, or written off if the mineral interests are sold, allowed to lapse or management has determined that there has been an impairment of value.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to a project will be written-off in the year of abandonment, sale or when management has determined that there has been an impairment of value.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation costs is to charge to income during the year any costs incurred in environmental protection and land rehabilitation. At this time the Company does not foresee the necessity to make any material expenditures in thisarea.

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated into Canadian dollars using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings except for those arising on the translation of long term monetary items which are deferred and amortized over the lives of those items.

Stock-based compensation

The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Income taxes

The Company uses the asset/liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per share

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

3. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture	$ 8,309	$ 6,493	$ 1,816	$ 8,309	$ 6,038	$ 2,271
Computer equipment	6,508	3,964	2,544	6,508	2,874	3,634
	$ 14,817	$ 10,457	$ 4,360	$ 14,817	$ 8,912	$ 5,905

4. MINERAL PROPERTIES

	2001	2000
Spring Gold Claims (New Brunswick)		
An option to acquire a 25% interest. Pursuant to the option agreement, the Company incurred exploration expenditures totalling $50,000. To earn its 25% interest, the Company is required to issue 100,000 common shares (Note 13).	$ -	$ -

- *continued* -

4. MINERAL PROPERTIES (cont'd...)

	2001	2000
Continued...		
Solitario Properties (Argentina)		
A 100% interest in various properties. The properties are subject to net smelter returns royalties ("NSR") ranging from 1% to 2 1/2%.		
The Company previously optioned interests in several of the Solitario properties to various optionees. As of December 31, 2001, all of these options have been terminated.	595,728	588,276
	$ 595,728	$ 588,276

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determiningthe validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

2001	Argentina	Canada	Total
Assaying	$ 11,552	$ 2,039	$ 13,591
Communications	17,858	-	17,858
Drilling	-	26,594	26,594
Field expenditures and equipment charges	273,119	6,759	279,878
Field personnel	293,935	15,450	309,385
Management fees	58,055	7,934	65,989
Professional fees	30,658	10,000	40,658
Property leases and taxes	29,034	900	29,934
Transportation and freight	6,837	2,505	9,342
	721,048	72,181	793,229
Costs recovered	-	(28,000)	(28,000)
Net deferred costs for the year	721,048	44,181	765,229
Balance, beginning of year	1,167,678	-	1,167,678
Balance, end of year	$ 1,888,726	$ 44,181	$ 1,932,907

5. DEFERRED EXPLORATION COSTS

2000	Guyana	Argentina	Canada	Total
Assaying	$ 10,655	$ 35,283	$ -	$ 45,938
Communications	-	21,411	-	21,411
Field expenditures and equipment charges	52,189	167,717	1,122	221,028
Field personnel	63,500	243,907	3,425	310,832
Management fees	-	31,490	-	31,490
Mobilization / demobilization	3,696	42,116	-	45,812
Professional fees	-	60,120	-	60,120
Property leases and taxes	-	42,515	1,100	43,615
Transportation and freight	3,152	8,177	-	11,329
	133,192	652,736	5,647	791,575
Costs recovered	-	(8,988)	(14,909)	(23,897)
Written-off (Note 9)	(1,276,993)	-	(187,509)	(1,464,502)
Net deferred costs for the year	(1,143,801)	643,748	(196,771)	(696,824)
Balance, beginning of year	1,143,801	523,930	196,771	1,864,502
Balance, end of year	$ -	$ 1,167,678	$ -	$ 1,167,678

6. LONG-TERM DEBT

After opting out of the Takatu Joint Venture in Guyana (Note 9), the Company still owed its joint venture partner, Champion Resources Inc. ("Champion"), $133,192. During the current year, the Company and Champion entered into a loan agreement, incorporating a one-time interest accrual of $6,808 on the balance owing. The remaining balance of the loan including the accrued interest, is payable as follows:

July 1, 2002	$ 30,000
July 1, 2003	40,000
July 1, 2004	50,000
	120,000
Less: current portion	(30,000)
Balance, December 31, 2001	$ 90,000

7. CAPITAL STOCK

The class "A" shares are non-voting and convertible into common shares upon the placement into commercial production of the Avalanche claims. However, the Company now has the option to cancel the class "A" shares after abandoning its interest in the Avalanche claims during 1998.

Included in capital stock are 72,500 common shares currently held in escrow, that may not be transferred, assigned or otherwise dealt with , without regulatory approval.

8. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock for a period preceding the date of grant. The options can be granted for a maximum term of 5 years.

As at December 31, 2001, the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	250,000	$ 0.15	June 12, 2002
	617,189	0.23	August 30, 2002
	453,000	0.15	January 2, 2003
	447,500	0.12	March 12, 2003
Warrants	726,471	0.25	June 2, 2002

9. WRITE-OFF OF MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Mineral Properties	Deferred Exploration Costs
Year ended December 31, 2000		
Ledge Claims (B.C.)	$ 8,250	$ 28,572
Yeti Claims (B.C.)	50,585	158,937
Takatu Joint Venture (Guyana)	466,862	1,276,993
	$ 525,697	$ 1,464,502

10. RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2000 - $30,000; 1999 - $30,000) for management services to a director.

b) Paid or accrued $12,000 (2000 - $12,000; 1999 - $12,000) for administration fees to the spouse of a director.

c) Paid or accrued exploration costs of $57,344 (2000 - $7,535; 1999 - $31,304) to a company having common directors.

d) Paid or accrued rent of $27,500 (2000 - $28,000; 1999 - $18,000) to a company having common directors.

10. RELATED PARTY TRANSACTIONS (cont'd...)

Included in accounts payable and accrued liabilities at December 31, 2001 is $7,194 (2000 - $3,122) which is due to a company having common directors, and $Nil (2000 - $18,875) which is due to a director and the director's spouse.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2001	2000	1999
Cash paid during the year for interest	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -

The Company incurred non-cash transactions by issuing common shares as folows:

	2001		2000		1999	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Mineral property payments	-	$ -	-	$ -	158,500	$ 23,775
Finders fee	-	-	-	-	10,000	1,500
Loan bonuses	-	-	-	-	34,286	12,000
Settlement of debts	80,000	20,000	-	-	251,933	42,829
	80,000	$ 20,000	-	$ -	454,719	$ 80,104

12. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2001	2000	1999
Loss before income taxes (recovery)	$ (186,422)	$ (2,225,979)	$ (312,349)
Current income taxes (recovery) at statutory rates	$ (83,144)	$ (1,015,492)	$ (142,431)
Loss on marketable securities	-	1,620	15,280
Write-off of mineral properties	-	239,823	-
Write-off of deferred exploration costs	-	668,106	-
Unrecognized benefits of non-capital losses	83,144	105,943	127,151
Total current income taxes (recovery)	$ -	$ -	$ -

12. INCOME TAXES (cont'd...)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2001	2000
Future income tax assets (liabilities):		
Mineral property and related exploration expenditures	$ (1,557,344)	$ (1,603,788)
Operating losses available for future periods	(960,221)	(981,174)
Capital losses available	(8,264)	(8,453)
	(2,525,829)	(2,593,415)
Valuation allowance	2,525,829	2,593,415
Net future income tax asset (liability)	$ -	$ -

The Company has incurred operating losses of approximately $2,150,000 which, if unutilized, will expire through 2008. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

13. SUBSEQUENT EVENTS

Subsequent to December 31, 2001:

a) The Company issued 225,000 common shares for total proceeds of $28,500 pursuant to the exercise of incentive stock options.

b) The Company issued 1,000,000 common shares for total proceeds of $100,000 (received prior to year end) pursuant to a private placement.

c) The Company issued 100,000 common shares with an agreed value of $10,000 pursuant to the Spring Gold option agreement (Note 4).

d) The Company granted incentive stock options enabling the holders to acquire up to 450,000 common shares at $0.10 per share to January 31, 2004.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United State.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Development stage company

Under SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises", a company is required to disclose additional information in its financial statements. The balance sheet will show the deficit accumulated during the development stage in the stockholder's equity section. Cumulative amounts from the enterprise's inception shall be disclosed for items on the statements of operations and cash flows. The statement of stockholders' equity will show the details of each share issuance since the enterprise's inception. As well, the financial statements shall be identified as those of a development stage company and shall include a description of the nature of the development stage activities in which the company is engaged.

As the Company is a foreign private issuer electing to follow Item 17 of Form 20F, the additional information to be disclosed under SFAS No. 7 is not required.

Stock-based compensation

Under Canadian GAAP, companies are not required to record compensation costs for employee and non-employee stock based compensation plans. Under United States GAAP, Financial Accounting Standards Board statement No. 123 (Accounting for Stock-Based Compensation) requires companies to record compensation costs for non-employee stock-based compensation and encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of the options granted. For this note, the Company has elected to account for stock-based compensation for employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) and related interpretations and to provide additional disclosures with respect to the pro-forma effects of adoption had the Company recorded compensation expense as provided in SFAS 123.

In accordance with SFAS 123, the Company under United States GAAP recorded additional compensation expense during the current year of $23,553 (2000 – $50,686; 1999 – $26,413) based on the fair value of options granted to non-employees. Had compensation costs for employees been recognized for the Company's stock option plan based on fair value at grant date, the pro-forma net loss for fiscal 2001 would have been increased by $107,665 (2000 - $177,448; 1999 - $70,598) and pro-forma loss per share increased by $0.006 (2000 - $0.013; 1999 - $0.007) per share. In calculating these amounts, the Company has utilized the Black-Scholes model to estimate the fair value of the options granted in the year using the following key assumptions:

	2001	2000	1999
Risk free interest rate	5.04%	5.95%	5.44%
Expected life	2 years	2 years	2 years
Expected volatility	137%	150%	153%
Expected dividends	-	-	-

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Stock-based compensation (cont'd...)

The following is a summary of the status of stock options outstanding at December 31, 2001:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.12 – 0.15	1,150,500	0.89	$ 0.14	1,150,500	$ 0.14
$ 0.23	617,189	0.67	0.23	617,189	0.23

Following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

	Number of Options	Weighted Average Exercise Price
Outstanding and exercisable at January 1, 1999	782,000	$ 0.25
Granted	678,500	0.20
Exercised	(432,000)	0.19
Expired/cancelled	-	-
Outstanding and exercisable at December 31, 1999	1,028,500	$ 0.22
Weighted average fair value of options granted during 1999	$ 0.14	
Outstanding and exercisable at January 1, 2000	1,028,500	$ 0.22
Granted	1,003,189	0.20
Exercised	(396,000)	0.16
Expired/cancelled	(553,500)	0.25
Outstanding and exercisable at December 31, 2000	1,082,189	$ 0.21
Weighted average fair value of options granted during 2000	$ 0.23	

- *continued* -

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Stock based compensation (cont'd...)

	Number of Options		Weighted Average Exercise Price
Continued...			
Outstanding and exercisable at January 1, 2001	1,082,189	$	0.21
Granted	1,050,500		0.14
Exercised	(50,000)		0.15
Expired/cancelled	(315,000)		0.20
	1,767,689	$	0.17
Weighted average fair value of options granted during 2001	$ 0.12		

Mineral properties and deferred exploration costs

Under Canadian generally accepted accounting principles, mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management has determined that there has been an impairment of value. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have commercially mineable deposits but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalisation of all exploration, development and acquisition costs commences once the Company identifies commercially mineable deposits that relate to specific properties.

Under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), management of a company is required to review the net carrying value of each property on a regular basis. Estimated future net cash flows from each property are calculated using estimates of commercially mineable deposits. Reductions in the carrying value of each property would be recorded to the extent that the Company's carrying value in each property exceeds its estimate of future discounted net cash flows. Currently, SFAS 121 is not applicable as the Company has no commercially mineable deposits.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Comprehensive income (cont'd...)

SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

For the years ended December 31, 2001, 2000 and 1999, there were no other items of comprehensive income.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations be accounted for using the purchase method of accounting making the use of the poolingof-interest method prohibited. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. SFAS 141 is effective for business combinations completed after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In July 2001, FASB issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In October 2001, FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Consolidated financial statement balances under United States GAAP

	2001	2000
Consolidated balance sheets		
Total assets under Canadian GAAP	$ 2,571,064	$ 2,183,731
Adjustments to mineral properties	(2,528,635)	(1,755,954)
Total assets under United States GAAP	$ 42,429	$ 427,777
Total liabilities under Canadian and United States GAAP	$ 147,805	$ 201,550
Capital stock under Canadian GAAP	9,161,850	8,534,350
Cumulative compensation expense on granting stock options	100,652	77,099
Capital stock, United States GAAP	9,262,502	8,611,449
Deficit, Canadian GAAP	(6,738,591)	(6,552,169)
Adjustments to mineral properties	(2,528,635)	(1,755,954)
Cumulative compensation expense on granting of stock options	(100,652)	(77,099)
Deficit, United States GAAP	(9,367,878)	(8,385,222)
Shareholders' equity, United States GAAP	(105,376)	226,227
Liabilities and shareholders' equity under United States GAAP	$ 42,429	$ 427,777

	2001	2000	1999
Consolidated statements of operations			
Loss under Canadian GAAP	$ (186,422)	$ (2,225,979)	$ (312,349)
Adjustments to mineral properties	(772,681)	1,078,626	(378,307)
Compensation expense on grant of stock options	(23,553)	(50,686)	(26,413)
Loss under United States GAAP	$ (982,656)	$ (1,198,039)	$ (717,069)

- continued -

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Consolidated financial statement balances under United States GAAP (cont'd...)

	2001	2000	1999
Consolidated statements of cash flows			
Cash flows used in operating activities, Canadian GAAP	$ (221,317)	$ (122,869)	$ (181,428)
Adjustments to mineral properties	(772,681)	(911,573)	(348,650)
Compensation expense on grant of stock options	(23,553)	(50,686)	(26,413)
Item not affecting cash	23,553	50,686	26,413
Cash flows used in operating activities, United States GAAP	(993,998)	(1,034,442)	(530,078)
Cash flows provided by financing activities, Canadian and United States GAAP	607,500	1,426,276	394,502
Cash flows used in investing activities, Canadian GAAP	(772,681)	(895,376)	(338,591)
Adjustments to mineral properties	772,681	911,573	348,650
Cash flows provided by (used in) investing activities, United States GAAP	-	16,197	10,059
Change in cash during the year	(386,498)	408,031	(125,517)
Cash, beginning of year	418,074	10,043	135,560
Cash, end of year	$ 31,576	$ 418,074	$ 10,043

The impact of the above differences between Canadian and United States GAAP on the consolidated statements of stockholders' equity, as reported, is as follows:

	Share Capital			
	Number of Shares	Amount	Deficit	Total
Stockholders' equity as reported December 31, 1999	10,321,453	$ 7,108,074	$ (4,326,190)	$ 2,781,884
Adjustments to mineral properties	-	-	(2,834,580)	(2,834,580)
Cumulative compensation expense on grant of stock options	-	26,413	(26,413)	-
Stockholders' equity in accordance with United States GAAP at December 31, 1999	10,321,453	$ 7,134,487	$ (7,187,183)	$ (52,696)

- *continued* -

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Consolidated financial statement balances under United States GAAP (cont'd...)

	Share Capital			
	Number of Shares	Amount	Deficit	Total
Continued....				
Stockholders' equity as reported December 31, 2000	16,852,895	$ 8,534,350	$ (6,552,169)	$ 1,982,181
Adjustments to mineral properties	-	-	(1,755,954)	(1,755,954)
Cumulative compensation expense on grant of stock options	-	77,099	(77,099)	-
Stockholders' equity in accordance with United States GAAP at December 31, 2000	16,852,895	$ 8,611,449	$ (8,385,222)	$ 226,227
Stockholders' equity as reported December 31, 2001	17,697,181	$ 9,161,850	$ (6,738,591)	$ 2,423,259
Adjustments to mineral properties	-	-	(2,528,635)	(2,528,635)
Cumulative compensation expense on grant of stock options	-	100,652	(100,652)	-
Stockholders' equity in accordance with United States GAAP at December 31, 2001	17,697,181	$ 9,262,502	$ (9,367,878)	$ (105,376)

Earnings per share (EPS)

Under Canadian GAAP, shares issued with escrow restrictions are recorded at their issue price, with no revaluation upon release from escrow. Under United States GAAP, escrow shares which are to be released upon the Company meeting certain performance criteria are considered to be contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding under United States GAAP until they are releasable, and the difference between the fair value of those shares at the time they become releasable from escrow and their original issue price is accounted for as compensation expense. During the years ended December 31, 2001, 2000 and 1999, no common shares were released from escrow.

The following loss per share information results under United States GAAP:

	2001	2000	1999
Net loss for the year under United States GAAP	$ (982,656)	$ (1,198,039)	$ (717,069)
Weighted average number of shares outstanding under United States GAAP	17,202,538	13,514,674	9,730,396
Basic and diluted loss per share	$ (0.06)	$ (0.09)	$ (0.07)

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Schedule B/C

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR RESOURCES LTD.		01	12	31	02	05	06
ISSUER ADDRESS: 620 – 650 WEST GEORGIA STREET							
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6B 4N9	ISSUER FAX NO. 604-687-4670		ISSUER TELEPHONE NO. 604-687-7551		
CONTACT PERSON GARY SCHELLENBERG		CONTACT'S POSITION DIRECTOR			CONTACT TELEPHONE NO. 604-687-7551		
CONTACT EMAIL ADDRESS gschel@netrover.com		WEB SITE ADDRESS www.tnrvse.com					

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	05	15
[signature]	MICHAEL ARMSTRONG	02	05	~~15~~ 16

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended December 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited consolidated financial statements for the year ended December 31, 2001.
2. See Note 10 of the attached audited consolidated financial statements.
3. a) For the year ended December 31, 2001, common shares were issued as follows:

Issue Type	Number of Shares	Price per Share	Total Value	Type of Consideration
Exercise of options	50,000	$ 0.15	$ 7,500	Cash
Exercise of warrants	714,286	0.70	500,000	Cash
Loan payment	80,000	0.25	20,000	Settlement of debt

b) For the year ended December 31, 2001, incentive stock options were granted as follows:

Number of Shares	Exercise Price	Expiry Date
603,000	$ 0.15	January 2, 2003
447,500	0.12	March 12, 2003

4. a) Authorized: 90,000,000 common shares without par value
10,000,000 class "A" non-voting convertible redeemable shares without par value

b) Issued: 17,697,181 common shares with a stated value of $9,061,850
1,974,907 class "A" shares with a stated value of $Nil

c) See Note 8 of the attached audited consolidated financial statements.

d) See Note 7 of the attached audited consolidated financial statements.

5. List of directors and officers: Gary Schellenberg - Director and President
Paul Chung - Director
Michael Armstrong - Director
Chris Herald – Director

TNR RESOURCES LTD.

Schedule C – Management Discussion for the year ended December 31, 2001

Description of Business

Since incorporation in 1988, TNR Resources Ltd. ("TNR") has been engaged in the business of exploration and development of natural resource properties. The Company's recent exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the TNR Resources Ltd., and more recently the Spring Gold project located in New Brunswick, Canada.

Discussion of Operations

The Year 2001 was an eventful one for TNR Resources Ltd. ("TNR"). It continued its exploration programs in Argentina and added an additional focus on prospective Canadian projects.

On January 31 TNR announced that it had amended its Joint Venture agreement with Barrick Gold Corporation ("Barrick"), extending the expiry date of the 2,000,000 Warrants issued to Barrick Gold Corporation as part of the 2,000,000 Unit Private Placement in TNR taken by Barrick under the Joint Participation Agreement, from January 31, 2001 to July 1, 2001. The periods for completion of Initial Exploration were extended from March 31, 2001 to May 31, 2001. Exploration had been ongoing on TNR's Northern Properties, work including systematic mapping and rock, BLEG, and sediment sampling that has returned anomalous gold values on the La Batidero project and evidence of low-sulphidation mineralization on the La Ortiga project. On August 2, it was announced that Barrick has elected to forgo exercising the remaining share-purchase warrants initially granted by the Argentina Joint Participation Agreement signed in July 2000. TNR now retains a 100% interest in the La Ortiguita, Batidero, El Fierro, Valle del Cura, Las Carachas, LaBrea, Ranchillos, Rio Blanco, and Pena Negra properties.

On May 4, TNR management advised that it had opted out of the Takatu Joint Venture in Guyana. The prevailing market conditions for gold and the deeply unsettled political and social climate in Guyana itself had made continued work there unfeasible. As part of the terms to opt out of the Joint Venture Agreement, TNR agreed to pay Champion Resources Ltd. $140,000, which represented those monies paid by Champion on TNR's behalf for the continuation of work on the Takatu Property over the preceding three years. This loan incorporates a one-time payment of $6,808 for interest on the advance.. The $140,000 loan amount is repayable $20,000 on July 1, 2001, $30,000 on July 1, 2002, $40,000 on July 1, 2003, and the $50,000 balance on July 1, 2004. Each of these installment payments may be made by TNR, at their election, in cash or by the issuance of shares of TNR at $0.25 per share for the July 1, 2001 installment and at the prevailing market price of TNR's shares at the date each subsequent installment is due, less 25%.

On September 29 TNR announced that it has entered into an agreement with New Brunswick-based Crystal Gold Resources Inc. to earn a 25% interest in the Spring Gold Project. Located in New Brunswick, the Spring Property was originally discovered in 1988 by noted Canadian prospector Merton Stewart. Stewart, named Prospector of the Year in 1986 by the Prospectors and Developers Association of Canada, had been responsible for numerous major discoveries in Eastern Canada. Through this Agreement TNR could earn a 25% interest by spending $50,000 on the property, the Company maintaining a first right of refusal on the remaining 75%.The geological work conducted thus far on the Spring Property had included soil, VLF-EM and magnetometer surveys, trenching, and drilling (2 holes, 353 feet). The occurrence consists of a quartz-carbonate breccia zone with associated shearing, exposed over a 650-feet strike length, containing significant amounts of arsenopyrite and elevated antimony and gold values. To finance its exploration on this project, TNR arranged for a private placement of 1,000,000 units at $0.10 per unit. Each unit consisted of one share and one-half share purchase warrant, the warrant entitling the holder to purchase a common share at $0.10 for a period of one year. In addition, the Government of New Brunswick agreed to finance up to 50% of the exploration costs to a maximum of $40,000. On Nov 29 TNR announced analytical results from its three-hole drill program on the Project. The scope of the drill program expanded on previous work and tested for gold mineralization at depth. These holes tested the arsenopyrite bearing quartz/carbonate breccia down to depths of between 50m and 100 m below surface

surface along a strike length of roughly 175m. The best assays reported were from hole 3, where gold grades of 0.359g/t over 3m were encountered. No economic grades were obtained.

On October 2, TNR and its joint-venture partner, Ivory Oil and Minerals Inc. ("Ivory"), declined to renew their stake in the Ledge Property, located in the Cariboo mining division of British Columbia. The company's December 1999 drilling program consisted of two drill holes, totaling 434.3m, to test a significant magnetic anomaly on the property. The drill results were inconclusive and failed to warrant, in the opinion of TNR and Ivory management, further exploration expenditures. That month it was also announced that Mountain Gold Company returned the Los Azules concession to TNR. Los Azules, also known as Cateo 47, is a 20,000-acre property located 175km west of San Juan within the El Indio gold belt. Several major mining and exploration companies have expressed interest in the Los Azules data, and the company arranged numerous visits to the site.

On October 26, TNR Resources Ltd. announced that it has mobilized a crew and constructed a camp on its Batidero property, located in the northern San Juan province in Argentina, to serve as a base for the autumn exploration season and to facilitate site visits from potential joint-venture partners. TNR's Spring exploration program on the Batidero Property identified four sizable zones of altered volcanics, subvolcanics, and mineralized structures hosting gold anomalies. TNR's geologists strongly recommended that further exploration be done in order to delineate the potential of gold mineralization and to define drill targets. The Spring program consisted of detailed field observations, geological mapping and geochemical surveys. The 49 sq km Batidero property is located in the Macho Muerto District next to Tenke's Vicuña property, between the El Indio and the Maricunga Belt. The Spring exploration program consisted of geological mapping, stream-sediment sampling (30 samples), a BLEG survey (30 samples), talus fines sampling (94 samples), and rock sampling (304 samples). High-grade low-sulfidation veins containing gold have been found in the central portion of the property. Rock sampling of the vein system returned a high of 51.94 g/t gold and 20 g/t silver. Due to budgeting restrictions no significant exploration was conducted during the fall season.

The company granted two sets of incentive options this year. On January 3 it was announced that the Company had granted stock options to certain directors and employees of TNR Resources Ltd. entitling them to purchase up to 603,000 common shares of the capital stock in the company at a price of $0.15 per share for the next two years. The exercise price represented a 25% discount to the preceding 10-day trading average. On March 13 the Company announced that it had granted stock options to certain directors and employees of TNR Resources Ltd. entitling them to purchase up to 447,500 common shares of the capital stock in the Company at a price of $0.12 per share for the next two years. The exercise price represented a 25% discount to the preceding 10-day trading average.

Discussion of Financial Conditions

The Company has continued to hold down its administrative and other expenses, spending $206,902 during this year, compared to $238,510 for the 12-month period ended December 31, 2000. During the period the Company incurred $765,229 of exploration expenses, which was directed to its Argentina and Canadian operations.

Related Party Transactions

The Company has a Management Services Agreement with Gary Schellenberg, President of TNR. A monthly fee of $2,500 is paid for management services. This agreement has been filed and approved by the regulatory authorities. The issuer shares office space with other public companies and a private company, which manages the office operations that is controlled by a director.

For the period $27,500 was paid to this Company for rent and $21,492 for office and related expenses.

Investor Relations

The Company maintained a reduced investor relation program during the year employing Mr. Bob Basil on a part time basis. A combined total of $8,618 was paid for salaries relating to investor relations during this period.

Subsequent Events

On February 1, 2002, TNR advised that it had granted stock options to certain directors and employees entitling them to purchase up to 450,000 common shares of the capital stock in the Company at the price of $0.10 per share for the next two years. The exercise price represented a 25% discount to the preceding 10-day trading average.

Later that some month Company management announced an ambitious new exploration plan and financing. TNR and NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF) entered into a Letter of Agreement to advance toward production NovaGold's wholly owned Rock Creek and Shotgun gold deposits in Alaska. Under the terms of the agreement TNR Resources would earn a 49.9% interest in the million-ounce Rock Creek deposit by spending US$10 million dollars towards exploration and development within the next three years to bring the deposit to production. TNR Resources would also earn up to a 50% interest in the million-ounce Shotgun deposit by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR Resources has a further option to earn an additional 20% interest in the Shotgun project. In conjunction with, and as a condition of the agreement with NovaGold, TNR arranged a private placement to raise $1,200,000 through the issuance of 12,000,000 Units at $0.10 per Unit. Each Unit is comprised of one common share and one warrant for the purchase of one additional common share for a period of one year at an exercise price to be determined on the basis of the 10 day trading closing average of the Company's shares subsequent to recommencement of trading. The Company will use the proceeds of the private placement to advance work on the Rock Creek, Shotgun, and Argentina projects. Fees are payable with regard to a portion of the private placement as well as to the NovaGold transaction, both subject to TSX approval and within regulatory guidelines.

Financing Summary

To finance the SpringGold exploration program, TNR arranged for a private placement of 1,000,000 units at $0.10 per unit.

Liquidity and Capital Resources

As at May 15, 2002 the issuer had 19,022,181 shares outstanding for a market capitalization of $3,804,436. The issuers working capital deficit as at December 31, 2001 is $19,736 compared with a $220,322 deficit in December 2000.

The issuer does not have sufficient funds to meet its general and administrative expenses over the next 12 months and will be required to do a financing to meet its general and administrative expenses.